SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C.   20549

				    SCHEDULE 13G

	       Under the Securities Exchange Act of 1934
				 (Amendment No. __)

			R.O.C. Taiwan Fund
				     (Name of Issuer)

				Common Stock
			     (Title of Class of Securities)

				   749651105
				     (Cusip Number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

 HSBC ASSET MANAGEMENT (HONG KONG) LIMITED

2.   Check the Appropriate box if a member of a group*

	   (A)
	   (B) X

3.   SEC use only

4.   Citizenship or Place of Organization
	Hong Kong


   NUMBER OF          5.  Sole voting power: 33,200
      SHARES
 BENEFICIALLY       6.  Shared voting power: 0
     OWNED BY
	  EACH               7.  Sole dispositive power: 80,320
     REPORTING
	PERSON             8.  Shared dispositive power: 1,022,140
	  WITH

9.   Aggregate amount beneficially owned by each reporting person

1,102,460

10.  Check box if the aggregate amount in row 9 excludes certain shares

     NOT APPLICABLE
     (A)

11.  Percent of class represented by amount in row 9

     3.966%

12.  Type of reporting person

     IA

Item 1a.  Name of issuer:

     R.O.C. TAIWAN FUND

Item 1b.  Address of issuer's principal executive offices:

167 Fuhsing North Road, 17th Floor
	Taipei, Taiwan
	Republic of China

Item 2a.  Name of person filing:

 HSBC Asset Management (Hong Kong) Limited

Item 2b.  Address of principal business office:


	   12/F
	HSBC Centre
	1 Sham Mong Road
	Kowloon
	Hong Kong


Item 2c.  Citizenship:

	  Hong Kong

Item 2d.  Title of class of securities:

	  COMMON STOCK

Item 2e.  Cusip Number:

	  749651105

Item 3.   The person filing this statement is a:

(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4.   Ownership:

	  (A) Amount beneficially owned: 1,102,460

	  (B) Percent of Class: 3.966%

	  (C) Number of shares as to which such person has:

	  (i)  Sole power to vote or to direct the vote: 33,200

	  (ii) Shared power to vote or to direct the vote: 0

	  (iii) Sole power to dispose or direct the disposition of: 80,320

	  (iv) Shared power to dispose or direct the disposition of: 1,022,140

Item 5.   Ownership of five percent or less of a class:

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.   Ownership of more than five percent on behalf of another person:

Accounts managed on a discretionary basis by HSBC Asset Management
(Hong Kong) Limited have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock. No one person's interest in the common stock of the ROC Taiwan Fund is more than 5% of the total outstanding common stock.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

	  NOT APPLICABLE.

Item 8.   Identification and classification of members of the group:

	  NOT APPLICABLE.

Item 9.   Notice of dissolution of group:

	  NOT APPLICABLE.

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 14 February, 2000





__________________________________
Derek Fung
Senior Compliance Manager